                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)
                    Under the Securities Exchange Act of 1934


                               MLC Holdings, Inc.
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                                (Name of Issuer)


                          Common Stock, Par Value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    55305V107
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                                 (CUSIP NUMBER)


 Daniel A. Raskas, Esq.; Thayer Capital Partners, 1455 Pennsylvania Ave., N.W.,
                        Suite 350 Washington, D.C. 20004
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                October 23, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4),
                          check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ].

                                  SCHEDULE 13D

                             (Cover Page -- Part II)

                               CUSIP NO.55305V107

--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person TC Leasing, LLC
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a) [ ]
       (b) [X]
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

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6)     Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------
Number of Shares                     7)      Sole Voting Power: 2,202,020*
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                          8)      Shared Voting Power: 0

                                     -------------------------------------------
                                     9)      Sole Dispositive Power:2,202,020*

                                     -------------------------------------------
                                     10)     Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,020*

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11): 25.8%

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14)    Type of Reporting Person: OO

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*Includes 1,090,909 shares obtainable upon the exercise of warrants with an aggregate purchase price of $11,999,999.

                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Thayer Equity Investors III, L.P.
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a)
       (b)
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of Shares                     7)      Sole Voting Power: 2,202,020*
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                          8)      Shared Voting Power: 0

                                     -------------------------------------------
                                     9)      Sole Dispositive Power: 2,202,020*

                                     -------------------------------------------
                                     10)     Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,020*

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11): 25.8%

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14)    Type of Reporting Person: PN

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*Includes 1,090,909 shares obtainable upon the exercise of warrants with an aggregate purchase price of $11,999,999.



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



                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person TC Equity Partners, L.L.C.
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a)
       (b)
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

Number of Shares                     7)      Sole Voting Power: 2,202,020*
Beneficially Owned
By Each Reporting                    -------------------------------------------
Person With                          8)      Shared Voting Power: 0

                                     -------------------------------------------
                                     9)      Sole Dispositive Power: 2,202,020*

                                     -------------------------------------------
                                     10)     Shared Dispositive Power: 0

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,020*

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
13)    Percent of Class Represented by Amount in Row (11): 25.8%

--------------------------------------------------------------------------------
14)    Type of Reporting Person: OO

--------------------------------------------------------------------------------

*Includes 1,090,909 shares obtainable upon the exercise of warrants with an aggregate purchase price of $11,999,999.


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



                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Frederic V. Malek
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a)
       (b)
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares                   7)      Sole Voting Power: 0
Beneficially Owned
By Each Reporting                  ---------------------------------------------
Person With                        8)      Shared Voting Power: 2,202,020*

                                   ---------------------------------------------
                                   9)      Sole Dispositive Power:  0

                                   ---------------------------------------------
                                   10)     Shared Dispositive Power: 2,202,020*

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,020*

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
       Mr. Malek disclaims beneficial ownership of the shares disclosed in this
       Schedule 13D.

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13)    Percent of Class Represented by Amount in Row (11): 25.8%

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14)    Type of Reporting Person: IN

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*Includes 1,090,909 shares obtainable upon the exercise of warrants with an aggregate purchase price of $11,999,999.





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



                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO.55305V107


--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Carl J. Rickertsen
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a)
       (b)
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares                  7)       Sole Voting Power: 20,000*
Beneficially Owned
By Each Reporting                 ---------------------------------------------
Person With                       8)       Shared Voting Power: 2,202,020**

                                  ----------------------------------------------
                                  9)       Sole Dispositive Power: 20,000*

                                  ----------------------------------------------
                                  10)      Shared Dispositive Power: 2,202,020**

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11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,222,020

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
       Mr. Rickertsen disclaims beneficial ownership of the shares disclosed in this Schedule 13D.

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13)    Percent of Class Represented by Amount in Row (11): 25.9%


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14)    Type of Reporting Person: IN

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 *Obtainable upon the exercise of options issued pursuant to the 1996 Outside
Director Stock Option Plan (the "Directors Options").

**Includes 1,090,909 shares obtainable upon the exercise of warrants with an aggregate purchase price of $11,999,999.

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



                                  SCHEDULE 13D

                             (Cover Page -- Part II)

CUSIP NO.55305V107

--------------------------------------------------------------------------------
1) Name of Reporting Person/S.S. or I.R.S. Identification No. of Above Person Paul G. Stern
--------------------------------------------------------------------------------
2)     Check the Appropriate Box if a Member of a Group
       (a)
       (b)
--------------------------------------------------------------------------------
3)     SEC Use Only

--------------------------------------------------------------------------------
4)     Source of Funds: OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

--------------------------------------------------------------------------------
6)     Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
Number of Shares                    7)      Sole Voting Power: 0
Beneficially Owned
By Each Reporting
Person With                         --------------------------------------------
                                    8)      Shared Voting Power: 2,202,020*

                                    --------------------------------------------
                                    9)      Sole Dispositive Power: 0

                                    --------------------------------------------
                                    10)     Shared Dispositive Power: 2,202,020*

--------------------------------------------------------------------------------
11)    Aggregate Amount Beneficially Owned by Each Reporting Person: 2,202,020*

--------------------------------------------------------------------------------
12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares [X]
       Dr. Stern disclaims beneficial ownership of the shares disclosed in this
       Schedule 13D.
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13)    Percent of Class Represented by Amount in Row (11): 25.8%

--------------------------------------------------------------------------------
14)    Type of Reporting Person: IN

--------------------------------------------------------------------------------

*Includes 1,090,909 shares obtainable upon the exercise of a warrant with an aggregate purchase price of $11,999,999.



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



       ITEM 1.     SECURITY AND ISSUER.

       This statement relates to shares of common stock, $.01 par value per share ("Common Stock"), of MLC Holdings, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 400 Herndon Parkway, Herndon, VA 20170.

       ITEM 2.     IDENTITY AND BACKGROUND.

       (a)-(c) & (f). This statement is filed on behalf of each of the persons named in paragraphs (i) - (vi) below (together, the "Reporting Persons") pursuant to their written agreement to the joint filing of this statement. The following information is furnished with respect to each of the Reporting Persons:

       (i) TC Leasing, LLC

       TC Leasing, LLC ("Leasing") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Leasing was formed to hold shares of Common Stock.

       (ii) Thayer Equity Investors III, L.P.

       Thayer Equity Investors III, L.P. ("Thayer") is a Delaware limited partnership whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. Thayer is the managing member of Leasing. Thayer is a private equity fund, and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications and consumer products industries. Paragraph (iii) of this Item 2 contains information regarding the general partner of Thayer and paragraphs (iv) through (vi) of this Item 2 contain information regarding the persons controlling such general partner.

       (iii) TC Equity Partners, L.L.C.

       TC Equity Partners, L.L.C. ("TC Equity") is a Delaware limited liability company whose principal office address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004. TC Equity is the sole general partner of Thayer, and its principal business is making investments in the information technology and services, travel and leisure services, telecommunications and consumer products industries. Paragraphs (iv) through (vi) contain information regarding the principal members of TC Equity.

       (iv) Frederic V. Malek

       Mr. Malek, a United States citizen, is one of the members of TC Equity. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.




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



       (v) Carl J. Rickertsen

       Mr. Rickertsen, a United States citizen, is one of the members of TC Equity. Mr. Rickertsen is a director of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.

       (vi) Paul G. Stern

       Dr. Stern, a United States citizen, is one of the members of TC Equity. Dr. Stern also is a director of the Issuer. His business address is 1455 Pennsylvania Avenue, N.W., Suite 350, Washington, D.C. 20004.

       (d)-(e). During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

       Pursuant to an agreement dated as of October 23, 1998 by and among the Issuer and Leasing (the "Agreement"), Thayer used investment capital contributed by TC Equity, as the general partner of Thayer, and by the limited partners of Thayer, and their respective members, as the case may be, to purchase shares of the Issuer's Common Stock at an aggregate purchase price of $10,000,000. Thayer anticipates using the same source of funds as it used to purchase shares of the Common Stock to purchase shares of Common Stock underlying the warrant (a copy of which is attached hereto as Exhibit 4) granting Leasing the right to purchase 1,090,909 shares of the Issuer's common stock at a price of $11.00 per share (the "Warrant").

       ITEM 4.     PURPOSE OF TRANSACTION.

       The Reporting Persons acquired their shares of Common Stock pursuant to the Agreement for the purpose of exerting influence over the Issuer. Dr. Stern and Mr. Rickertsen currently serve as directors of the Issuer.

       The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following actions: (a) the acquisition or disposition of securities of the Issuer, except for the acquisition of Common Stock pursuant to the Warrant; (b) any extraordinary corporate transactions involving the Issuer or any of its subsidiaries, such as a merger, reorganization or liquidation; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the Issuer's present capitalization or dividend policy; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter or bylaws or


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



       any other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Common Stock to be delisted from the National Association of Securities Dealers Automated Quotations National Market System; (i) causing a class of the Issuer's equity securities to become eligible for termination of registration pursuant to
       Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
       (j) any action similar to any of those enumerated above.

       ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

       (a)-(b). The aggregate number and percentage of outstanding shares of Common Stock beneficially owned by each of the Reporting Persons are set forth below. Each Reporting Person has the sole power (except as otherwise noted) to vote and to dispose of the shares of Common Stock listed opposite its name.

            Name of                Number of Shares       Percent of Outstanding
       Beneficial Owner        Beneficially Owned (1)        Shares Owned (2)
       ----------------          ------------------         ----------------
       TC Leasing, LLC                 2,202,020                    25.8%

       Thayer Equity
       Investors III, L.P.(3)          2,202,020                    25.8%

       TC Equity
       Partners, L.L.C. (4)            2,202,020                    25.8%

       Frederic V. Malek(5)            2,202,020                    25.8%

       Paul G. Stern(5)                2,202,020                    25.8%

       Carl J. Rickertsen(5)           2,222,020(6)                 25.9%
       ------------

       (1) Except as otherwise noted, including 1,090,909 shares of Common Stock that Leasing has the right to acquire pursuant to the Warrant.

       (2) Based upon shares of Common Stock issued and outstanding on October 23, 1998, including shares underlying the Warrant.

       (3) Thayer is the managing member of Leasing.

       (4) TC Equity is the sole general partner of Thayer and has sole voting and investment power with respect to the shares of Common Stock held of record by Leasing.

       (5) Messrs. Malek and Rickertsen and Dr. Stern share power to vote and dispose of shares of Common Stock, except for the shares of Common Stock underlying the Directors Options over which Mr. Rickertsen has sole voting and dispositive power.

       (6) Including the Directors Options.

       (c) The Reporting Persons did not effect any transactions in Common Stock during the past sixty days other than as described above.

       (d)-(e) Not Applicable.

       ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       Pursuant to the Agreement, the Issuer may not pay any dividends or make any other distributions on its Common Stock until October 23, 1999 without the prior written consent of Leasing. In addition to the Agreement, Leasing entered into a stockholders agreement, dated as of October 23, 1998 among the Issuer, Phillip G. Norton, Bruce M. Bowen, JAP Investment Group, L.P., Kevin M. Norton and Patrick J. Norton
       (the "Stockholders Agreement").




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



       According to the terms and conditions of the Stockholders Agreement, (a) certain transfer restrictions were imposed on, and disposition rights were granted with respect to, Common Stock owned by the parties to such agreement, (b) the stockholders agreed to take all action necessary to cause the Board of Directors of the Issuer to be comprised of six directors, with two designated by each of Leasing and management and two designated by a nominating committee comprised of one individual designated by management and one individual designated by Leasing, (c) each management stockholder agreed to appoint Mr. Rickertsen as his proxy and (d) Leasing obtained certain preemptive and registration rights. The Issuer granted Leasing the Warrant, exercisable at any time from October 23, 1998 until December 31, 2001, for the purchase from the Issuer of 1,090,909 shares of Common Stock at a price per share of $11.00.

       ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

       Exhibit 1 - Joint Filing Agreement dated November 2, 1998 among TC
                   Leasing, LLC, Thayer Equity Investors III L.P. and TC Equity Partners, L.L.C.
       Exhibit 2 - Common Stock Purchase Agreement dated October 23, 1998 by and between MLC Holdings, Inc. and TC Leasing, LLC
       Exhibit 3 - Stockholders Agreement dated October 23, 1998 by and between
                   MLC Holdings, Inc. and Certain of its Stockholders.
       Exhibit 4 - Stock Purchase Warrant.



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



                                   SIGNATURES

       After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1998
                                          TC LEASING, LLC


                                          By: /s/ DOUGLAS H. GILBERT
                                             -------------------------
                                             Name: Douglas H. Gilbert
                                             Authorized Representative

                                          THAYER EQUITY INVESTORS III, L.P.

                                          By:  TC Equity Partners, L.L.C. its
                                               General Partner


                                          By: /s/ FREDERIC V. MALEK
                                             ----------------------
                                             Frederic V. Malek
                                             Member


                                          TC EQUITY PARTNERS, L.L.C.


                                          By: /s/ FREDERIC V. MALEK
                                            -----------------------
                                             Frederic V. Malek
                                             Member

                                          /s/ FREDERIC V. MALEK
                                          -------------------------
                                             Frederic V. Malek

                                          /s/ CARL J. RICKERTSEN
                                          -------------------------
                                             Carl J. Rickertsen

                                          /s/ PAUL G. STERN
                                          -------------------------
                                             Paul G. Stern



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